UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

DineEquity, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

254423106
(CUSIP Number)

Richard T. McGuire III c/o Marcato Capital Management LLC One Montgomery Street, Suite 3250 San Francisco, CA 94104 Telephone Number 415-796-6350
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 254423106	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcato Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,724,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,724,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 254423106	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard T. McGuire III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,724,669
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,724,669
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,724,669
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 254423106	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcato, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 384,880
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 384,880
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 384,880
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 254423106	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcato II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 50,847
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 50,847
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 254423106	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Marcato International Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,288,942
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,288,942
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,288,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 254423106	SCHEDULE 13D	Page 7 of 11

Item 1.	Security and Issuer.

The name of the issuer is DineEquity, Inc., a Delaware corporation (the "Issuer").  The address of the Issuer's principal executive offices is 450 North Brand Boulevard, Glendale, CA, 91203, United States of America.  This Schedule 13D relates to the Issuer's Common Stock, par value $0.01 per share (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed by Marcato Capital Management, LLC, a Delaware limited liability company ("Marcato"), Richard T. McGuire III, a United States citizen, Marcato, L.P., a Delaware limited partnership, Marcato II, L.P., a Delaware limited partnership, and Marcato International Master Fund, Ltd., a Cayman Islands exempted company.  Marcato, Mr. McGuire, Marcato, L.P., Marcato II, L.P. and Marcato International Master Fund, Ltd. are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons".

(b)	The principal business address for each of the Reporting Persons is One Montgomery Street, Suite 3250, San Francisco, CA 94104.

(c)
Mr. McGuire is the managing member of Marcato, an investment adviser that serves as general partner of Marcato, L.P. and Marcato II, L.P. and investment manager of Marcato International Master Fund, Ltd.

(d)	Mr. McGuire has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The net investment costs (including commissions, if any) of the Shares directly owned by the private investment funds advised by Marcato is approximately $10,853,822, the net investment costs (including commissions, if any) of the call options directly owned by the private investment funds advised by Marcato is approximately $2,719,160 and the net amount received in respect of the put options referenced in Item 6 is $2,095,000. The amounts paid were funded by working capital.

CUSIP No. 254423106	SCHEDULE 13D	Page 8 of 11

Item 4.	Purpose of Transaction.

The acquisitions of these securities were made in the ordinary course of the Reporting Persons' investment activities.

The Reporting Persons have engaged, and expect that in the future they will continue to engage in discussions with and/or meet with management, the Board of Directors of the Issuer, potential acquirers, financing sources and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities. As part of such activities, the Reporting Persons may take positions or make proposals with respect to, among other things, the Issuer's capital structure and policies regarding returning capital to shareholders, operations, management, Board of Directors composition, strategy and future plans, as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein.

On December 19, 2012, Marcato sent a Letter and Discussion Materials to Julia Stewart, Chairman, CEO and President of DineEquity, Inc. A copy of the Letter and Discussion Materials are attached as Exhibits 1 and 2 to Amendment No. 1 to this Schedule 13D filed on December 19, 2012.

Except as set forth in this Item 4, the Reporting Persons currently have no plans or proposals that would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) a sale or transfer of a material amount of assets of the Issuer; (c) any change in the present Board of Directors or management of the Issuer; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any material change in the operating policies or corporate structure of the Issuer; (f) any change in the Issuer's charter or by-laws; (g) the Shares ceasing to be authorized to be quoted in the over-the-counter security markets; or (h) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, (i) Marcato and Mr. McGuire may be deemed to be the beneficial owners of 1,724,669 Shares (the "Marcato Shares"), constituting 9.4% of the Shares, (ii) Marcato, L.P. may be deemed to be the beneficial owner of 384,880 Shares, constituting 2.1% of the Shares, (iii) Marcato II, L.P. may be deemed to be the beneficial owner of 50,847 Shares, constituting 0.3% of the Shares and (iv) Marcato International Master Fund, Ltd. may be deemed to be the beneficial owner of 1,288,942 Shares, constituting 7.0% of the Shares, each based upon 18,429,500 Shares outstanding as of October 26, 2012.

Marcato, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 384,880 Shares.  Marcato II, L.P. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 50,847 Shares.  Marcato International Master Fund, Ltd. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) 1,288,942 Shares.  Marcato, as the general partner of Marcato, L.P. and Marcato II, L.P. and the investment manager of Marcato International Master Fund, Ltd., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares.  By virtue of Mr. McGuire's position as the managing member of Marcato, Mr. McGuire may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Marcato Shares and, therefore, Mr. McGuire may be deemed to be the beneficial owner of the Marcato Shares.

The number of Shares set forth above includes options to purchase Shares that are exercisable within the next 60 days.

The reporting persons hold options to purchase 1,501,000 Shares pursuant to various American-style call options with strike prices ranging from $40 to $85 and exercisable through June 22, 2013. None of the options gives the reporting persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

The transactions by the Reporting Persons in the securities of the Issuer during the past sixty days (or since the Reporting Persons' most recent report, if shorter) are set forth in Annex A.

Each reporting person disclaims beneficial ownership of the reported securities except to the extent of its direct ownership or pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No. 254423106	SCHEDULE 13D	Page 9 of 11

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The reporting persons hold options to purchase 1,501,000 Shares pursuant to various American-style call options with strike prices ranging from $40 to $85 and exercisable through June 22, 2013. None of the options gives the reporting persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

The reporting persons hold options to sell 1,500,000 Shares pursuant to various put options with strike prices equal to $65 and exercisable through June 22, 2013. None of these put options gives the reporting persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer prior to exercise.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement

CUSIP No. 254423106	SCHEDULE 13D	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2013
(Date)

Marcato Capital Management LLC

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Member

/s/ Richard T. McGuire III
Richard T. McGuire III

Marcato, L.P.

By:	Marcato Capital Management LLC, its Managing Member

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Managing Member

Marcato International Master Fund, Ltd.

By:	/s/ Richard T. McGuire III
Richard T. McGuire III, Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 254423106	SCHEDULE 13D	Page 11 of 11

Annex A

Schedule of Transactions in Shares

	Trade		Shares	Unit	Expiration
Reporting Person	Date	Security	Bought (Sold)1	Cost2	Date
Marcato II LP	01/02/2013	Common Stock	(3,884)	67.00	N/A
Marcato II LP	02/01/2013	Common Stock	(1,762)	73.26	N/A
Marcato II LP	02/20/2013	Common Stock	(23,181)	75.13	N/A
Marcato II LP	02/20/2013	American Style OTC Call Option	44,223	1.79	06/22/2013
Marcato II LP	02/20/2013	American Style OTC Put Option	(44,223)	1.40	06/22/2013
Marcato II LP	02/21/2013	Common Stock	(196)	74.06	N/A
Marcato II LP	02/21/2013	American Style OTC Call Option	29	34.16	06/22/2013

Marcato LP	01/02/2013	Common Stock	(6,473)	67.00	N/A
Marcato LP	02/01/2013	Common Stock	(19,249)	73.26	N/A
Marcato LP	02/20/2013	Common Stock	(176,175)	75.12	N/A
Marcato LP	02/20/2013	American Style OTC Call Option	334,743	1.79	06/22/2013
Marcato LP	02/20/2013	American Style OTC Put Option	(334,743)	1.40	06/22/2013
Marcato LP	02/21/2013	Common Stock	(1,482)	74.06	N/A
Marcato LP	02/21/2013	American Style OTC Call Option	223	34.16	06/22/2013

Marcato International Master Fund Ltd.	01/02/2013	Common Stock	10,357	67.00	N/A
Marcato International Master Fund Ltd.	02/01/2013	Common Stock	21,011	73.26	N/A
Marcato International Master Fund Ltd.	02/20/2013	Common Stock	(591,819)	75.12	N/A
Marcato International Master Fund Ltd.	02/20/2013	American Style OTC Call Option	1,121,034	1.79	06/22/2013
Marcato International Master Fund Ltd.	02/20/2013	American Style OTC Put Option	(1,121,034)	1.40	06/22/2013
Marcato International Master Fund Ltd.	02/21/2013	Common Stock	(4,964)	74.06	N/A
Marcato International Master Fund Ltd.	02/21/2013	American Style OTC Call Option	748	34.16	06/22/2013

1	Represented in common shares equivalent.
2	With respect to options represents costs per underlying share.